EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

UMH Properties, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of our reports dated March 10, 2021, with respect to the consolidated balance sheets of UMH Properties, Inc. and subsidiaries as of December 31, 2020 and 2019 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related financial statement schedule, and with respect to the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of UMH Properties, Inc.

July 9, 2021

New York, New York

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